SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Nabors Industries Ltd.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

G6359F103
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6359F103	SCHEDULE 13G/A	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) WHV Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Washington, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 19,934,403
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,592,433
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,592,433
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.09%
12		TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. G6359F103	SCHEDULE 13G/A	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hirayama Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 19,934,403
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,592,433
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,592,433
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.09%
12		TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. G6359F103	SCHEDULE 13G/A	Page 4 of 8 Pages

Item 1.	(a) Name of Issuer

Nabors Industries Ltd.

(b) Address of Issuer’s Principal Executive Offices

Second Floor Crown House

4 Par-la-Ville Ro

Hamilton, HM 08

Bermuda

Item 2.	(a) Name of Person Filing

WHV Investment Management, Inc.

Hirayama Investments, LLC

(b) Address of Principal Business Office, or, if none, Residence

WHV Investment Management, Inc.

301 Battery Street, Suite 400

San Francisco, CA 94111-3203

United States

Hirayama Investments, LLC

301 Battery Street, Suite 400

San Francisco, CA 94111-3203

United States

(c) Citizenship

Please refer to Item 4 on each cover sheet for each filing person

(d) Title of Class of Securities

Common Stock

(e) CUSIP No.:

G6359F103

CUSIP No. G6359F103	SCHEDULE 13G/A	Page 5 of 8 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. G6359F103	SCHEDULE 13G/A	Page 6 of 8 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

1. WHV Investment Management, Inc.

(a) Amount beneficially owned: 20,592,433

(b) Percent of class: 7.09%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 19,934,403

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 20,592,433

2. Hirayama Investments, LLC

(a) Amount beneficially owned: 20,592,433

(b) Percent of class: 7.09%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 19,934,403

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 20,592,433

Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual directors, executive officers, and/or shareholders of WHV might be deemed the "beneficial owners" of some or all of the securities to which this Schedule 13G/A relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule 13G/A nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule 13G/A relates, and such beneficial ownership is expressly disclaimed.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

CUSIP No. G6359F103	SCHEDULE 13G/A	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2013

WHV Investment Management, Inc.

By:	Pavita Fleischer
	Name:	Pavita Fleischer
	Title:	Chief Compliance Officer

Hirayama Investments, LLC

By:	Richard K. Hirayama
	Name:	Richard K. Hirayama
	Title:	Managing Member

CUSIP No. G6359F103	SCHEDULE 13G/A	Page 8 of 8 Pages

SIGNATURE

The undersigned hereby agree that the Statement on this Schedule 13G/A, dated February 14, 2013, with respect to the Common Stock of Nabors Industries Ltd. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G/A. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G/A, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 14th day of February 2013.

Date: February 6, 2013

WHV Investment Management, Inc.

By:	Pavita Fleischer
	Name:	Pavita Fleischer
	Title:	Chief Compliance Officer

Hirayama Investments, LLC

By:	Richard K. Hirayama
	Name:	Richard K. Hirayama
	Title:	Managing Member